SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or

13(e)(1) of the Securities Exchange Act of 1934

AMERINST INSURANCE GROUP, LTD.

(Name of Issuer)

AMERINST INSURANCE GROUP, LTD. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Shares, $1.00 Par Value

(Title of Class of Securities)

[N/A]

(CUSIP Number of Class of Securities)

Andrew Sargeant

USA Risk Group of Vermont, Inc.

P.O. Box 1330

Montpelier, VT 05601-1330

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark H. Berens, Esq.

Bell, Boyd & Lloyd LLC

70 West Madison Street

Suite 3100

Chicago, IL 60602

Telephone: (312) 372-1121

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,500,000	$529.65

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 60,000 outstanding Common Shares at the maximum tender offer price of $75.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form of Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by AmerInst Insurance Group, Ltd., a Bermuda corporation (the “Company,” “AmerInst” or “we”), through its wholly owned subsidiary, AmerInst Investment Company, Ltd., to purchase up to 60,000 of its common shares, $1.00 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a single price between $60.00 and $75.00 per share, without interest. AmerInst’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2004, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    The name of the issuer is AmerInst Insurance Group, Ltd. The address and telephone number of AmerInst is set forth under Item 3.

(b)    The information set forth under “Introduction” in the Offer to Purchase is incorporated by reference.

(c)    The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)    AmerInst Insurance Group, Ltd. is the filing person. The address of AmerInst’s principal executive office is c/o USA Risk Group of Bermuda, Limited, Windsor Place, 18 Queen Street, 2nd Floor, P.O. Box HM 1601, Hamilton, Bermuda. AmerInst’s telephone number is 441-296-3973.

The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)    The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Price; Priority of Purchase”);

•	Section 2 (“Developments with Respect to Our Business; Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Certain United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(b)    The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)    The information set forth under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)    The information set forth under Section 2 (“Developments with Respect to Our Business; Purpose of the Offer; Certain Effects of the Offer”) in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d)    The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b)    The information set forth under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 9.	Person/Assets Retained, Employed, Compensated or Used.

(a)    The information set forth under Section 16 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)    The information set forth under Section 10 (“Certain Financial Information”) in the Offer to Purchase, the information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, and the information set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2004, is incorporated herein by reference.

(b)    The information set forth under Section 10 (“Certain Financial Information”) in the Offer to Purchase is incorporated herein by reference.

Item 11.	Additional Information.

(a)    The information set forth under Section 11 (“Certain Information Concerning Us”), Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated December 17, 2004.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Letter dated December 17, 2004 from Ronald S. Katch, Chairman of the Board of AmerInst.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated December 17, 2004, announcing the tender offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERINST INSURANCE GROUP, LTD.

By:	/S/ MURRAY NICOL
Name: Murray Nicol Title: Director, Vice President and Treasurer

Dated: December 17, 2004

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated December 17, 2004.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Letter dated December 17, 2004 from Ronald S. Katch, Chairman of the Board of AmerInst.

(a)(5)	Press Release dated December 17, 2004, announcing the tender offer.